DLA Piper LLP (US) 401 Congress Avenue, Suite 2500 Austin, Texas 78701-3799 www.dlapiper.com
John J. Gilluly III, P.C. john.gilluly@dlapiper.com T 512.457.7090 F 512.721.2290

April 20, 2010

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attention:	Stephani Bouvet, Examiner Robert Benton, Staff Accountant Kathleen Collins, Accounting Branch Chief Matthew Crispino

Re:	Convio, Inc. Amendment No. 3 to Registration Statement on Form S-1 File No. 333-164491

Ladies and Gentlemen:

        We are writing on behalf of Convio, Inc. (the "Company") in response to the comment letter dated April 19, 2010 of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Company's Amendment No. 3 to the Registration Statement on Form S-1 filed on April 8, 2010 (File No. 333-164491, the "Registration Statement"). The Company is also filing concurrently with this letter Amendment No. 4 to the Registration Statement ("Amendment No. 4").

        A marked copy of Amendment No. 4 indicating changes to the Registration Statement is enclosed. This letter restates the numbered comments of the Staff and the discussion set out below each comment is the Company's response. Page references in this letter are to page numbers in Amendment No. 4.

General

1.
If you intend to request acceleration prior to the inclusion of your financial statements for the quarter ended March 31, 2010, then please include a recent developments section that summarizes your financial condition and results of operations for the recently completed quarter and specifically discuss any unusual transactions, events or trends. To the extent that this information is not currently available then please indicate as such.

Response: The Company respectfully advises the Staff that the Company intends to include a recent developments section prior to effectiveness.

Dilution, page 36

2.
Please provide the calculations that support the $2.84 adjusted net tangible book value per share assuming the underwriters exercise their option to purchase additional shares of common stock in full.

Response: The Company respectfully submits below the calculations of the $2.84 adjusted net tangible book value per share assuming the underwriters exercise their option to purchase additional shares of common stock in full:

Pro forma net tangible book value as of December 31, 2009:
Total Assets	$41,344,000
Less: Intangible Assets	(4,973,000)
Less: Goodwill	(5,527,000)
Less: Total Liabilities	(26,384,000)
Add: Reclassification of preferred stock warrant liability to common stock	1,375,000

Pro forma net tangible book value as of December 31, 2009	$5,835,000
Add: Assumed proceeds of 3,636,364 shares of common stock at an assumed initial public offering price of $11.00 per share	40,000,004
Add: Assumed proceeds of 769,909 shares of common stock at an assumed initial public offering price of $11.00 per share assuming the Underwriters exercise their overallotment option in full	8,468,999
Less: Underwriters discount of 7%	(3,392,830)
Less: Estimated offering expenses	(2,500,000)

As adjusted pro forma net tangible book value as of December 31, 2009	$48,411,173

Divided by common stock to be outstanding after the offering assuming the Underwriters' exercise of the overallotment option in full	17,049,416

As adjusted pro forma net tangible book value per share after the offering and assuming the Underwriters' exercise of the overallotment option in full	$2.84

Selected Financial Data, page 38

3.
We note from your disclosures in footnote (3) to the selected financial data information that the pro forma, as adjusted, weighted average shares outstanding assumes the sale of all 3,636,364 shares being offered. Considering the intent of these disclosures is to provide pro forma, as adjusted, earnings per share information giving effect to the number of shares issued in this offering whose proceeds will be used to extinguish a portion of your outstanding debt, it appears that you should have adjusted the weighted average shares outstanding by only 200,000 shares ($2.2 million/$11.00 per share). Please explain your calculations or revise your disclosures accordingly. Also, please revise to clarify whether the interest expense adjustment has been tax affected.

Response: The Company has revised its calculation of pro forma (as adjusted) earnings per share and the related footnote (2) on page 39 of Amendment No. 4. The interest expense has not been tax affected since the Company has a history of net operating losses.

Principal and Selling Stockholders, page 128

4.
We note that you have listed additional selling shareholders on page 129 of your filing. Please identify the natural person or persons who hold or share voting and/or dispositive power over Todd U.S. Ventures Ltd. and virtualCFO Fund One, L.P., and tell us whether these entities are broker-dealers or affiliates of a broker-dealer.

Response: The Company has revised its disclosure on pages 129, 132 and 133 of Amendment No. 4. Neither Todd U.S. Ventures Ltd. nor virtualCFO Fund One, L.P. are broker-dealers or affiliates of broker-dealers.

Report of Independent Registered Public Accounting Firm, page F-2

5.
Please remove the preamble language from your Report of Independent Registered Public Accounting Firm and provide a signed and dated audit opinion pursuant to Rule 2-02 of Regulation S-X prior to effectiveness. Similarly, please provide a signed and dated consent from your independent registered public accounting firm.

Response: The Company respectfully advises the Staff that it will remove the preamble language from the Report of Independent Registered Public Accounting Firm and provide a signed and dated audit opinion and consent from Ernst and Young LLP prior to effectiveness.

*    *    *    *    *

        Please note that the Company requests that the Staff permit the Company's request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the registration statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

        We and the Company appreciate the Staff's attention to the review of the Registration Statement. Please do not hesitate to contact me at (512) 457-7090 or Ariane Chan at (512) 457-7005 if you have any questions regarding this letter.

Sincerely,

DLA Piper LLP (US)

/s/ JOHN J. GILLULY III, P.C.
By:	John J. Gilluly III, P.C.
cc:	Gene Austin, Convio, Inc. James Offerdahl, Convio, Inc. Eric C. Jensen, Cooley Godward Kronish LLP John T. McKenna, Cooley Godward Kronish LLP